BB

02021289

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC PROCESSING SECTION RECEIVED MAR 28 2002 WASHINGTON, D.C. 366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Momentum Equity Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3625 Hall St. Ste. 900
(No. and Street)

Dallas (City) Texas (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Schaps (281) 367-0380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Auerbach Albert & Gold, L.C.
(Name — *if individual, state last, first, middle name*)

12770 Coit Road, Ste. 850 (Address) Dallas (City) Texas (State) 75251 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Momentum Equity Group, LLC, as of December 31, ~~19~~ xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael R Schaps
Signature

Michael R. Schaps, FINOP
Title

Debra M Saldivar
Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOMENTUM EQUITY GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

AA&G

AUERBACH ALBERT & GOLD, L.C.
Certified Public Accountants
12770 Coit Road, Suite 850
Dallas, Texas 75251

(972) 239-4699
Fax: (972) 239-4799
Website: www.aagcpa.com

Independent Auditor's Report

Members
Momentum Equity Group, LLC

We have audited the accompanying statement of financial condition of Momentum Equity Group, LLC (the Company) as of December 31, 2001, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Momentum Equity Group, LLC at December 31, 2001, and the results of their operation and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Auerbach Albert & Gold, L.C.

Auerbach Albert & Gold, L.C.
Certified Public Accountants

February 13, 2002

Momentum Equity Group, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	215,747
Advances to members		229,875
Receivable from customers, net of allowance for doubtful accounts of $138,434		-
Securities owned:		
Marketable, at market value		11,400
Furniture and equipment, at cost, less accumulated depreciation and amortization of $6,187		10,595
Prepaid expenses and other assets		6,421
	$	474,038

Liabilities and Members' Equity

Accounts payable, accrued expenses, and other liabilities	$	19,914
Members' equity:		
Members' capital contributions		1,250,000
Retained deficit		(795,876)
Total member's equity		454,124
	$	474,038

The accompanying notes are an integral part of these financial statements.

Momentum Equity Group, LLC
Statement of Operations
for the Year Ended December 31, 2001

Revenue:		
Advisory and consulting income	$	30,000
Realized and unrealized gains and losses	(	22,075)
Interest income		11,277
Other income		1,496
		20,698
Expenses:		
Employee compensation, payroll taxes, and benefits		51,597
Bad debt expenses		238,434
Start-up costs		48,093
Travel, meals and entertainment		37,222
Occupancy		32,533
Automobile expenses		21,951
Professional fees		20,181
Telephone and communications		19,866
Insurance		17,534
License and fees		8,300
Depreciation		5,099
Other		35,943
		536,753
Net loss	($	516,055)

The accompanying notes are an integral part of these financial statements.

Momentum Equity Group, LLC
Statement of Changes in Members' Equity
for the Year Ended December 31, 2001

	Capital Contributions	*Retained Deficit*	*Total Members' Equity*
Balance at January 1, 2001	$ 750,000	($ 279,821)	$ 470,179
Capital contributions	500,000		500,000
Net loss	-	(516,055)	(516,055)
Balance at December 31, 2001	$ 1,250,000	($ 795,876)	$ 454,124

The accompanying notes are an integral part of these financial statements.

Momentum Equity Group, LLC
Statement of Changes in Subordinated Borrowings
for the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$	-
Increases:		
Secured demand note collateral agreements		-
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Subordinated borrowings at December 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

Momentum Equity Group, LLC
Statement of Cash Flows
for the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	($ 516,055)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,099
Consulting fees and realized and unrealized gains and losses	(7,925)
Increase in advances	(229,875)
Decrease in prepaid expenses and other assets	2,820
Increase in accounts payable, accrued expenses and other liabilities	4,843
Total adjustments	(225,038)
Net cash used in operating activities	(741,093)
Cash flows from investing activities:	
Proceeds from sale of securities	21,525
Purchase of securities	(25,000)
Purchase of furniture and equipment	(5,898)
Net cash used in investing activities	(9,373)
Cash flows from financing activities:	
Capital contributions from members	500,000
Net cash provided by financial activities	500,000
Decrease in cash	(250,466)
Cash and cash equivalents, beginning of the year	466,213
Cash and cash equivalents, end of the year	$ 215,747

The accompanying notes are an integral part of these financial statements.

Momentum Equity Group, LLC
Notes to Financial Statements
December 31, 2001

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a limited liability company organized in the state of Texas on July 12, 2000. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment advisory and venture capital businesses. The accompanying financial statements are presented on the accrual basis of accounting.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Advisory and Consulting Income

Advisory and consulting fees are recognized as earned.

Concentration of credit risk

As of December 31, 2001, the Company had cash in a bank that was $94,712 in excess of federally insured limits.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the reporting period. Actual results could differ from those amounts.

Income Taxes

The Company will file its income tax return on the cash basis as a partnership for federal income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned
Corporate stocks	$ 11,400

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $174,158, which was $169,158 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

5. Related Party

During the year, the Company loaned $100,000 to a company with common ownership. This loan subsequently became uncollectable and was expensed as bad debt.

6. Subsequent Event

Subsequent to December 31, 2001 the Company received capital contributions of $250,000 from a newly admitted member.

Momentum Equity Group, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
for the Year Ended December 31, 2001

Momentum Equity Group, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission for the Year Ended December 31, 2001

Net Capital		
Total members' equity	$	454,124
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		454,124
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		454,124
Deductions and /or charges:		
Nonallowable assets:		
Advances to members		229,875
Securities not readily marketable		11,400
Furniture and equipment net		10,595
Other assets		28,096
		279,966
Net capital before haircuts on securities positions (tentative net capital)		174,158
Haircuts on securities		-
Net capital	$	174,158
Aggregate indebtedness		
Items included in statement of financial condition-other accounts payable and accrued expenses	$	19,914
Total aggregate indebtedness	$	19,914

Momentum Equity Group, LLC
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission for the Year Ended December 31, 2001

Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	5,000
Total	$	5,000
Excess net capital at 1,500 percent	$	169,158
Excess net capital at 1,000 percent	$	172,167
Ratio: Aggregate indebtedness to net capital		.11 to 1
Reconciliation with company's computation (included in Part II of Form x-17A-5 as December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	454,124
Allowable assets erroneously reported as Nonallowable		-
Other audit adjustments (net)		-
Net capital per above	$	454,124

Note: The Momentum Equity Group, LLC claims exemption from some of the requirements of FOCUS Form X-17A-5 on the basis of Rule 15c3-3(k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

Report on Internal Control Structure
Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption
From SEC Rule 15c3-3

AA&G

AUERBACH ALBERT & GOLD, L.C.
Certified Public Accountants
12770 Coit Road, Suite 850
Dallas, Texas 75251

(972) 239-4699
Fax: (972) 239-4799
Website: www.aagcpa.com

Report on Internal Control Structure
Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption
From SEC Rule 15c3-3

Members
Momentum Equity Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Momentum Equity Group, LLC (the Company), for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures lists in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Auerbach Albert & Gold, L.C.

Auerbach Albert & Gold, L.C.
Certified Public Accountants

February 13, 2002